UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934

LML PAYMENT SYSTEMS INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

50208P 10 9
(CUSIP Number)

Herbert I. Ono, Esq.
McMillan LLP
1500-1055 West Georgia Street
Vancouver, British Columbia V6E 4N7
Telephone: 604-689-9111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Names of Reporting Person:     Don G. Choquer
1.     I.R.S. Identification Nos. of above persons (entities only).

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     ☐
(b)     ☐
Not applicable.

3.     SEC Use Only:

4.     Source of Funds (See Instruction):     PF

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐ Not applicable.

6.     Citizenship or Place of Organization:     Canadian

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:     5,279,584(1)

8.     Shared Voting Power:     Nil

9.     Sole Dispositive Power:     5,279,584

10.     Shared Dispositive Power:     Nil

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:     5,279,584(1)

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not applicable

13.     Percent of Class Represented by Amount in Row (11):      18.69%(2)

14.     Type of Reporting Person (See Instructions):     IN

Notes:

(1)     Represents (i) 4,733,446 shares of common stock through 847279 B.C. Ltd., (ii) 500 shares of common stock through a Retired Registered Savings Plan (RRSP), (iii) 11 shares of common stock held directly, (iv) 159,201 shares of common stock through C-Quest Holdings Ltd.; and (v) 386,426 shares of common stock through Titan Investments Corp. The reporting person has sole voting and dispositive power over all of the shares.

(2)     Based on 28,246,684 shares of the Issuer's common stock issued and outstanding as of August 3, 2012.

Explanatory Notes

This amended statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Exchange Act. Don G. Choquer is sometimes referred to herein as the "Reporting Persons."

Introduction

This Amendment No. 1 to Schedule 13D ("Amendment No. 1 to Schedule 13D"), amends and restates the Schedule 13D filed on April 27, 2009 by Don Choquer (the "Schedule 13D") relating to his beneficial ownership of the common stock, no par value ("Common Stock"), of LML Payment Systems Inc., a British Columbia corporation (the "Issuer").

On September 21, 2012, Digital River, Inc., a Delaware corporation ("Digital River"), LML Acquisition Corp. a Canadian corporation existing under the laws of British Columbia, Canada and a direct wholly-owned subsidiary of Digital River ("Merger Sub"), and the Issuer entered into an Arrangement Agreement (the "Arrangement Agreement"), which contemplates the acquisition by Digital River, through Merger Sub, of all of the outstanding equity securities of the Issuer pursuant to a "plan of arrangement" (the "Plan of Arrangement") under Canadian law. In connection with the execution of the Arrangement Agreement, Merger Sub entered into forms of lock-up and support agreements with each of the directors of the Issuer, certain officers of the Issuer (the "Supporting Officers and Directors"), as well as with the Reporting Person and one other shareholder of the Issuer (collectively with the one other shareholder, the "Supporting Shareholders" and, together with the Supporting Officers and Directors, the "Supporting Parties"). The shareholder lock-up and support agreement between Merger Sub and the Reporting Person is referred to herein as the "Shareholder Lock-Up and Support Agreement".

ITEM 1.     SECURITY AND ISSUER

This statement relates to the voting common stock, without par value, of LML Payment Systems Inc., a British Columbia corporation (the "Issuer"). The Issuer maintains its principal executive offices at 1140 West Pender Street, Suite 1680, Vancouver, British Columbia V6E 4G1.

ITEM 2.     IDENTITY AND BACKGROUND

Name:

This statement is filed by Don G. Choquer.

Residence or Business Address:

The business address for the Reporting Person is:
20290 25th Avenue
Langley, British Columbia V2Z 2B7

Present Principal Business or Occupation:

Don Choquer is a businessman primarily engaged in the business of investments and business development.

Place of Organization or Citizenship:

The Reporting Person is a Canadian citizen.

Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 4,733,446 shares of common stock acquired by 847279 B.C. Ltd., which are held indirectly by the Reporting Person, were acquired from the Estate of Robert E. Moore using personal funds (the "Moore Purchase") on April 22, 2009. Prior to the Moore Purchase, the Reporting person held the following shares: (i) 500 shares of common stock held through a Registered Retirement Savings Plan, (ii) 11 shares of common stock held personally, (iii) 159,201 shares of common stock held through C-Quest Holdings Ltd. and (iv) 386,426 shares of common stock held through Titan Investments Corp.

ITEM 4.     PURPOSE OF TRANSACTION

As mentioned in the Introduction, on September 21, 2012, Digital River, Merger Sub, and the Issuer entered into the Arrangement Agreement, which contemplates the acquisition by Digital River, through Merger Sub, of all of the outstanding equity securities of the Issuer pursuant to the Plan of Arrangement. Upon the terms and subject to the conditions set forth in the Arrangement Agreement, which has been approved by the Boards of Directors of all parties to the Arrangement Agreement, upon consummation of the transactions contemplated thereby, (i) the Issuer will become a direct wholly-owned subsidiary of Digital River, (ii) each share of the Issuer's Common Stock issued and outstanding immediately prior to the closing will be acquired for $3.45 in cash, and (iii) certain outstanding options and warrants to acquire shares of the Issuer's Common Stock will be acquired.

In connection with the execution of the Arrangement Agreement, Merger Sub entered into forms of lock-up and support agreements with the Supporting Officers and Directors and the Supporting Shareholders (including the Reporting Person). The Reporting Person has agreed during the term of the Shareholder Lock-Up and Support Agreement to vote all of its shares in favor of the Plan of Arrangement and the Arrangement Agreement and against any action or agreement that might reasonably be regarded as being in opposition to the Arrangement Agreement.

The Shareholder Lock-Up and Support Agreement terminates on the earliest of (i) a breach of a covenant, representation or warranty under the Arrangement Agreement by Digital River, (ii) the date the Arrangement Agreement is terminated in accordance with its terms, (iii) the Closing of the Plan of Arrangement, (iv) the delivery of notice by Merger Sub of the termination of the Shareholder Lock-Up and Support Agreement, (v) the mutual written agreement of Merger Sub and the Supporting Shareholder and (vi) at the election of the Reporting Person, if the transaction is not completed by February 22, 2013, even if the Arrangement Agreement has not been terminated as of such date. The Shareholder Lock-Up and Support Agreement prohibits the Merger Sub from entering into any lock-up and support agreement with a person or persons beneficially owning 5% or more of the Issuer's outstanding Common Stock on terms more favorable to Merger Sub than the Shareholder Lock-Up and Support Agreement. The Shareholder Lock-Up and Support Agreement also permits the Reporting Person to transfer the shares covered thereby under certain circumstances and subject to certain conditions.

The foregoing description of the Shareholder Lock-Up and Support Agreement does not purport to be a complete description and is qualified in its entirety by reference to Exhibit 10.9, which is incorporated by reference to Exhibit 10.9 to the Issuer's Form 8-K filed on September 24, 2012.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)     the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)     any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     any material change in the present capitalization or dividend policy of the Issuer;

(f)     any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)     changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

As disclosed above, the filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by the statements herein.

(a)      18.69%) of the Issuer's outstanding common stock. These 5,279,584 Shares consist of: (i) 4,733,446 shares of common stock through 847279 B.C. Ltd., (ii) 500 shares of common stock through a Retired Registered Savings Plan (RRSP), (iii) 11 shares of common stock held directly, (iv) 159,201 shares of common stock through C-Quest Holdings Ltd.; and (v) 386,426 shares of common stock through Titan Investments Corp.

(b)     As of September 21, 2012, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 5,279,584 Shares (or approximately 18.69%) of the Issuer's outstanding common stock. These 5,279,584 Shares consist of: (i) 4,733,446 shares of common stock through 847279 B.C. Ltd., (ii) 500 shares of common stock through a Retired Registered Savings Plan (RRSP), (iii) 11 shares of common stock held directly, (iv) 159,201 shares of common stock through C-Quest Holdings Ltd.; and (v) 386,426 shares of common stock through Titan Investments Corp.

(c)     As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by either of the Reporting Persons other than as disclosed herein.

(d)     As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person, had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)     Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth in Item 4 (above), there are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer., the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit     Description of Exhibit
A.            Shareholder Lock-Up and Support Agreement, dated as of September 21, 2012, by and between LML Acquisition Corp. and Don G. Choquer, 847279 BC Ltd., C-Quest Holdings Ltd. and Titan Investments Corp. (incorporated by reference to Exhibit 10.9 to the Issuer's Form 8-K filed on September 24, 2012).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2012

/s/ Don G. Choquer
Don G. Choquer